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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                    FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                       Commission File Number 33-57471


                        Continental Cablevision, Inc.
            (Exact name of registrant as specified in its charter)

           The Pilot House, Lewis Wharf, Boston, Massachusetts 02110
                       Telephone Number (617) 742-9500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 8 1/2% Senior Notes, Due September 15, 2001
                  8 5/8% Senior Notes, Due August 15, 2003
               8 7/8% Senior Debentures, Due September 15, 2005
                    8 3/10% Senior Notes, Due May 15, 2006
                  9% Senior Debentures, Due September 1, 2008
                 9 1/2% Senior Debentures, Due August 1, 2013
             10 5/8% Senior Subordinated Notes, Due June 15, 2002
             11% Senior Subordinated Debentures, Due June 1, 2007
                             Class A Common Stock
           (Title of each class of securities covered by this Form)


                                    None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


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     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

 Rule 12g-4(a)(1)(i)   [X]             Rule 12h-3(b)(1)(ii)   [ ]
 Rule 12g-4(a)(1)(ii)  [ ]             Rule 12h-3(b)(2)(i)    [ ]
 Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(ii)   [ ]
 Rule 12g-4(a)(2)(ii)  [ ]             Rule 15d-6             [ ]
 Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certification notice date:

8 1/2% Senior Notes, Due September 15, 2001:             48
8 5/8% Senior Notes, Due August 15, 2003:                43
8 7/8% Senior Debentures, Due September 15, 2005:        58
8 3/10% Senior Notes, Due May 15, 2006:                  48
9% Senior Debentures, Due September 1, 2008:             46
9 1/2% Senior Debentures, Due August 1, 2013:            74
10 5/8% Senior Subordinated Notes, Due June 15, 2002:    46
11% Senior Subordinated Debentures, Due June 1, 2007:    49
Class A Common Stock:                                    None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Continental Cablevision, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              CONTINENTAL CABLEVISION, INC.



                              By: /s/ STEPHEN E. BRILZ
                                 ------------------------
                              Stephen E. Brilz
                              Assistant Secretary
Dated:  May 9, 1997




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